J.Q. Newton Davis, Esq.

Direct Phone:	(617) 951-8383
Direct Fax:	(617) 951-8736

newton.davis@bingham.com

April 13, 2007

Via Edgar

Nicholas P. Panos, Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20546

Re:	International Electronics, Inc.

Schedule TO-T/A filed March 28, 2007

Filed by Rokonet Industries, U.S.A., Inc. and Risco Ltd.

SEC File No. 5-41233

Dear Mr. Panos:

On behalf of our client, Risco Ltd., a limited liability company organized under the laws of Israel (“Risco”), and its wholly-owned subsidiary, Rokonet Industries, U.S.A., Inc., a New York corporation (the “Purchaser”), submitted herewith please find Amendment No. 3 to the Schedule TO, File No. 5-41233 (as amended, the “Schedule TO”). The Schedule TO has been revised to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated April 9, 2007 (the “Comment Letter”). In addition, the Schedule TO has been revised to update generally the disclosure provided therein.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Purchaser. Page numbers in each response refer to page numbers of the Schedule TO as submitted on the date of this letter.

Schedule TO-T/A

Acceptance of Payment and Payment

1.	We have analyzed the response to prior comment number 2, and disagree with the conclusion. Revise the Schedule TO to identify as bidders any newly created wholly-owned subsidiaries to whom the right purchase shares may be transferred or assigned. These parties, to the extent they exist during the pendency of the offer or prior to the time of payment, may be properly defined as bidders as the offer is deemed to be made on their behalf. See Rule 14d-1(g)(2) of Regulation 14D.

Response: In response to the Staff’s comments, the Purchaser has amended the Offer to Purchase to eliminate Purchaser’s ability to transfer or assign its right to purchase all or any portion of the Shares tendered in the Offer. As a result, all the bidders in the offering, as defined in Rule 14d-1(g)(2) of Regulation 14D have been properly identified.

Nicholas P. Panos, Special Counsel

April 13, 2007

Conditions to the Offer

2.	The revised language that has been included on page 17 still refers to a single Purchaser. Without slightly modifying the language to reflect the possibility of affirmative actions or omissions by Risco, or potentially any of its other wholly-owned subsidiaries, in addition to the “Purchaser,” the concern expressed by prior comments 1 and 4 would still exist. Please revise or advise.

Response: In response to the Staff’s comments, the Purchaser has amended Item 14, Conditions to Offer, to reflect the possibility of affirmative actions or omission by Risco. As no other wholly-owned subsidiaries of Purchaser or Risco are bidders as defined in Rule 14d-1(g)(2), the revised disclosure does not reflect the possibility of affirmative actions or omission by any such entities.

3.	Given that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties, it appears that determinations made by the bidders can never be “final and binding” upon security holders who tender. Please revise.

Response: In response to the Staff’s comments, the Purchaser has revised Item 14, Conditions to Offer, to reflect that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.

Nicholas P. Panos, Special Counsel

April 13, 2007

* * * *

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact the undersigned at (617) 951-8383.

Respectfully submitted,

/s/ Newton Davis
J.Q. Newton Davis, Esq.

cc:	Moshe Alkelai, Risco Ltd.

John R. Utzschneider, Esq., Bingham McCutchen LLP